Exhibit 99.2

February 19, 2025

TransCanada PipeLines Limited

450 – 1 Street S.W.

Calgary, Alberta, Canada

T2P 5H1

RE:	TransCanada PipeLines Limited (the “Issuer”)

To Whom it May Concern:

We hereby consent to the references to our firm name on the cover page and under the captions “Legal Matters” and “Interest of Experts” and to the reference to our firm name and the use of our opinion under the caption “Certain Canadian Income Tax Considerations” in the prospectus supplement included as part of the registration statement on Form F-10 (Registration No. 333-283633) of the Issuer.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours very truly,

(signed) “Blake, Cassels & Graydon LLP”

Blake, Cassels & Graydon LLP